Explanatory Note

On December 8, 2006, Global Crossing Limited, the parent of the registrant, issued a press release announcing the registrant’s condensed consolidated unaudited financial results for the three and nine months ended September 30, 2006. A copy of such press release for the three and nine months ended September 30, 2006 is attached to this report.

EXHIBIT INDEX

Exhibit	Description
99.2	Press release dated December 8, 2006, regarding Global Crossing (UK) Telecommunications Limited’s condensed consolidated unaudited financial results for the three and nine months ended September 30, 2006.

Exhibit 99.2

Global Crossing Reports GCUK’s Third Quarter 2006 Results

FOR IMMEDIATE RELEASE: FRIDAY, DECEMBER 8, 2006

London—Global Crossing (NASDAQ: GLBC) today announced unaudited third quarter financial results for its subsidiary, Global Crossing (UK) Telecommunications Limited (GCUK).

Highlights

GCUK continued to perform steadily in the third quarter, generating a sequential increase in its “invest and grow” segment, namely that part of the business focused on serving global enterprises, carrier data and indirect channel customers. GCUK generated revenue of 60 million pounds and EBITDA margin of 24 percent of revenue. On October 11, 2006, Global Crossing completed its acquisition of UK-based Fibernet, and integration of Fibernet’s customer networks, complementary services and operational systems is already well under way.

“We continue to assert ourselves as a leader in the highly-competitive and rapidly-consolidating UK market by expanding our regional and global capabilities to provide customers with a superior experience,” said John Legere, Global Crossing’s chief executive officer. “Since the third quarter we have taken steps to further strengthen our competitive position in the UK, as well as continue to meet the growing demand for global converged IP services, Ethernet and managed service offerings.”

Revenue, Margin and Costs

GCUK generated total revenue of 60 million pounds sterling, including a 1 million pound sequential increase in its “invest and grow” segment. Revenue for the third quarter of 2006 increased by 3 percent compared with the third quarter of 2005, including contributions from the recently signed contract for managed telephony and conferencing for the Crown Prosecution Service.

Adjusted gross margin, as defined in Table 7 below, was 41 million pounds or 68 percent of revenue for the third quarter of 2006, compared to 40 million pounds or 67 percent of revenue in the second quarter of 2006.

Cost of revenue, which includes cost of access; real estate, network and operations; third party maintenance and cost of equipment sales, was 39 million pounds in the third quarter, flat compared with the second quarter of 2006. Sales, general and administrative expenses (SG&A) were also flat sequentially at 7 million pounds for the third quarter.

Earnings

GCUK’s earnings before interest, taxes, depreciation and amortization (EBITDA) for the third quarter of 2006, as defined in Table 5 that follows, were 15 million pounds, compared with 13 million pounds in the second quarter of 2006.

GCUK’s net income for the third quarter of 2006 was 4 million pounds, compared with net income of 6 million pounds in the second quarter.

Cash Position

As of September 30, 2006, GCUK had 28 million pounds sterling of cash and cash equivalents. During the third quarter of 2006, GCUK generated 5 million pounds sterling of cash, after using 6 million pounds for capital expenditures and principal payments on capital leases.

Non-GAAP Financial Metrics

Consistent with the Securities and Exchange Commission’s (SEC’s) Regulation G, the attached schedules include definitions of EBITDA and adjusted gross margin, which are non-GAAP financial metrics, as well as reconciliations of such measures to the most directly comparable financial metrics calculated and presented in accordance with International Financial Reporting Standards (IFRS).

International Financial Reporting Standards (“IFRS”)

GCUK’s results reported here include unaudited consolidated financial results for the three and nine months ended September 30, 2006 and September 30, 2005, and unaudited consolidated balance sheet as of September 30, 2006 and audited consolidated balance sheet as of December 31, 2005, in accordance with IFRS, as adopted by the European Union. GCUK’s third quarter 2006 and 2005 results were included in Global Crossing’s consolidated results previously reported on November 9, 2006, in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP).

Conference Call

Management has scheduled a conference call for Friday, December 8, 2006 at 9:00 a.m. EST/2:00 p.m. GMT to discuss GCUK’s financial results. The call may be accessed by dialing +1 212 896 6169 or +44 (0) 870 001 3140. Callers are advised to dial in 15 minutes prior to the 9:00 a.m. EST start time. The call will also be Webcast at http://investors.globalcrossing.com/results.cfm.

A replay of the call will be available on Friday, December 8, 2006 beginning at 11:00 a.m. EST/4:00 p.m. GMT and will be accessible until Friday, December 15, 2006 at 11:00 a.m. EST/4:00 p.m. GMT. To access the replay, dial +1 402 977 9140 or +1 800 633 8284 and enter reservation number 21310244. UK callers may access the replay by dialing +44 (0) 870 000 3081 or 0800 692 0831 and entering reservation number 21310244.

ABOUT GLOBAL CROSSING (UK) TELECOMMUNICATIONS LIMITED

Global Crossing (UK) Telecommunications Limited provides a full range of managed telecommunications services in a secure environment ideally suited for IP-based business applications. The company provides managed voice, data, Internet and e-commerce solutions to the strong and established commercial customer base, including more than 100 UK government departments, as well as systems integrators, rail sector customers and major corporate clients. In addition, GCUK provides carrier services to national and international communications service providers.

Global Crossing (UK) Telecommunications operates a high-capacity UK network connecting 150 towns and cities and reaching within just over one mile of 64 percent of UK businesses. The UK network is linked into the wider Global Crossing network that connects more than 300 major cities in 29 countries worldwide, and delivers services to more than 600 cities in 60 countries and 6 continents around the globe.

ABOUT GLOBAL CROSSING

Global Crossing (NASDAQ: GLBC) provides telecommunications solutions over the world’s first integrated global IP-based network. Its core network connects more than 300 cities in 29 countries worldwide, and delivers services to more than 600 cities in 60 countries and 6 continents around the globe. Global Crossing’s global sales and support model matches the network footprint and, like the network, delivers a consistent customer experience worldwide.

Global Crossing IP services are global in scale, linking the world’s enterprises, governments and carriers with customers, employees and partners worldwide in a secure environment that is ideally suited for IP-based business applications, allowing e-commerce to thrive. Global Crossing offers a full range of managed data and voice products including Global Crossing IP VPN Service, Global Crossing Managed Solutions and Global Crossing VoIP services, to 36 percent of the Fortune 500, as well as 700 carriers, mobile operators and ISPs.

Please visit www.globalcrossing.com or blogs.globalcrossing.com for more information about Global Crossing.

# # #

This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties that could cause the actual results to differ materially, including: The possibility that the proposed acquisition of Impsat is not completed due to the failure of a closing condition, the making of a superior offer by another bidder or the failure to obtain acquisition financing as contemplated by the financing commitment provided by Credit Suisse; failure to achieve expected synergies or operating results resulting from the acquisition of Fibernet or Impsat; Global Crossing’s history of substantial operating losses and the fact that, in the near term, funds from operations will not satisfy cash requirements; legal and contractual restrictions on the inter-company transfer of funds by the company’s subsidiaries; the company’s ability to continue to connect its network to incumbent carriers’ networks or maintain Internet peering arrangements on favorable terms; the consequences of any inadvertent violation of the company’s Network Security Agreement with the U.S. Government; increased competition and pricing pressures resulting from technology advances and regulatory changes; competitive disadvantages relative to competitors with superior resources; political, legal and other risks due to the company’s substantial international operations; risks arising out of deficiencies in the company’s internal controls and possible difficulties and delays in improving such controls; potential weaknesses in internal controls of acquired businesses, and difficulties in integrating internal controls of those businesses with the company’s own internal controls; the concentration of revenue in a limited number of customers, and the rights of such customers to terminate their contracts or to simply cease purchasing services thereunder; exposure to contingent liabilities; and other risks referenced from time to time in the company’s and Impsat’s filings with the Securities and Exchange Commission. Global Crossing undertakes no duty to update information contained in this press release or in other public disclosures at any time.

CONTACT GLOBAL CROSSING:

Press Contacts

Becky Yeamans

+ 1 973 937 0155

PR@globalcrossing.com

Adriana Huerta

Latin America

+ 1 305 808 5919

LatAmPR@globalcrossing.com

Mish Desmidt

Europe

+ 44 (0) 1256 732 866

EuropePR@globalcrossing.com

Analysts/Investors Contact

Laurinda Pang

+ 1 800 836 0342

glbc@globalcrossing.com

IR/PR1

7 Financial Tables Follow

Table 1

Global Crossing (UK) Telecommunications Limited and Subsidiaries

Summary of Consolidated Revenues (unaudited)

Results below are in pounds sterling in thousands.

	Three months ended		Nine months ended
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Enterprise and carrier data	£59,158	£58,514	£175,292	£178,271
Wholesale voice	1,130	232	3,239	1,063

	60,288	58,746	178,531	179,334
Global Crossing group companies	125	125	374	374

Consolidated revenues	£60,413	£58,871	£178,905	£179,708

Table 2

Global Crossing (UK) Telecommunications Limited and Subsidiaries

Consolidated Statements of Operations (unaudited)

Results below are in pounds sterling in thousands.

	Three months ended		Nine months ended
IFRS in IFRS Reporting Format	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	£60,413	£58,871	£178,905	£179,708
Cost of sales	(36,470)	(33,495)	(107,186)	(104,119)

Gross profit	23,943	25,376	71,719	75,589
Distribution costs	(2,337)	(2,323)	(7,563)	(7,597)
Administrative expenses	(13,126)	(9,635)	(40,364)	(36,814)

Operating profit	8,480	13,418	23,792	31,178
Finance revenue	335	160	1,523	792
Finance charges	(4,266)	(10,505)	(11,864)	(32,637)

Profit (loss) before tax	4,549	3,073	13,451	(667)
Tax (charge) benefit	(457)	(1,923)	1,643	(1,033)

Profit (loss) for the period	£4,092	£1,150	£15,094	£(1,700)

	Three months ended		Nine months ended
IFRS in U.S. Reporting Format	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
REVENUES	£60,413	£58,871	£178,905	£179,708
Cost of revenue (excluding depreciation and amortization shown separately below)
Cost of access	(19,436)	(16,199)	(57,297)	(54,232)
Real estate, network and operations	(9,472)	(8,510)	(28,918)	(25,990)
Third party maintenance	(4,129)	(4,331)	(12,694)	(13,322)
Cost of equipment sales	(5,936)	(6,070)	(17,078)	(17,720)

Total cost of revenue	(38,973)	(35,110)	(115,987)	(111,264)

Selling, general and administrative	(6,680)	(4,193)	(21,770)	(24,625)
Depreciation and amortization	(6,306)	(6,234)	(18,164)	(16,721)

Total operating expenses	(51,959)	(45,537)	(155,921)	(152,610)

OPERATING INCOME	8,454	13,334	22,984	27,098
OTHER INCOME (EXPENSE)
Interest expense, net	(6,073)	(7,480)	(18,912)	(22,148)
Other income (expense), net	2,168	(2,781)	9,379	(5,617)

INCOME (EXPENSE) BEFORE BENEFIT (PROVISION) FOR INCOME TAXES	4,549	3,073	13,451	(667)
Benefit (provision) for income taxes	(457)	(1,923)	1,643	(1,033)

NET INCOME (LOSS)	£4,092	£1,150	£15,094	£(1,700)

Note: The classification differences between reporting under IFRS and U.S. GAAP are as follows:

Cost of sales:

Under IFRS the company includes cost of access, third party maintenance, customer-specific costs and depreciation on network assets within cost of sales.

Cost of revenue:

Under U.S. GAAP the company includes cost of access, real estate, network and operations, third party maintenance and cost of equipment sales within cost of revenue.

Foreign currency gains/(losses):

Under IFRS the company includes foreign currency gains and losses within operating profit, except for those related to the senior secured notes which are included in finance costs and those related to loans to related parties which are included in finance revenue, whereas under U.S. GAAP all foreign exchange gains/(losses) are included in other income (expense), net.

Table 3

Global Crossing (UK) Telecommunications Limited and Subsidiaries

Consolidated Balance Sheets

Results below are in pounds sterling in thousands.

	September 30, 2006	December 31, 2005
	(unaudited)
Non-current assets
Intangible assets, net	£1,596	£1,296
Property, plant and equipment, net	125,533	129,005
Investment in associate	163	4
Retirement benefit asset	971	1,106
Derivative financial instrument	—	1,245
Trade and other receivables	29,528	3,669
Deferred tax assets	11,284	8,148

	169,075	144,473

Current assets
Trade and other receivables	44,067	59,954
Deferred tax assets	4,656	5,693
Derivative financial instrument	—	415
Cash and cash equivalents	28,372	44,847

	77,095	110,909

Total Assets	£246,170	£255,382

Current liabilities
Trade and other payables	£(66,117)	£(68,486)
Senior secured notes	(2,945)	(13,997)
Deferred revenue	(32,228)	(30,823)
Provisions	(2,726)	(2,980)
Obligations under finance leases	(6,917)	(6,681)
Derivative financial instrument	(466)	—

	(111,399)	(122,967)

Non-current liabilities
Trade and other payables	(668)	—
Senior secured notes	(197,664)	(195,097)
Deferred revenue	(99,148)	(103,850)
Retirement benefit obligation	(2,719)	(2,922)
Provisions	(5,417)	(11,603)
Obligations under finance leases	(20,737)	(23,661)
Derivative financial instrument	(1,048)	—

	(327,401)	(337,133)

Total Liabilities	(438,800)	(460,100)

Net Liabilities	£(192,630)	£(204,718)

Capital and reserves
Equity share capital	£101	£101
Capital reserve	25,409	25,151
Hedging reserve	(1,356)	1,908
Accumulated deficit	(216,784)	(231,878)

Total Equity	£(192,630)	£(204,718)

Table 4

Global Crossing (UK) Telecommunications Limited and Subsidiaries

Consolidated Cash Flow Statements (unaudited)

Results below are in pounds sterling in thousands.

	For the nine months ended
	September 30, 2006	September 30, 2005
	(unaudited)	(unaudited)
Operating activities
Profit (loss) for the period	£15,094	£(1,700)
Adjustments for:
Finance costs (net)	10,341	31,845
Income tax	(1,643)	1,033
Depreciation of property, plant and equipment	16,190	13,457
Amortization of intangible assets	824	474
Share-based payment expense	258	1,340
Loss (gain) on disposal of property, plant and equipment	(79)	407
(Decrease)/Increase in provisions	(6,780)	1,716
Other	(227)	(103)

Operating cash flows before movements in working capital	33,978	48,469
Decrease in trade and other receivables	16,587	3,735
Decrease in trade and other payables	(10,575)	(15,240)

Cash generated from operations	39,990	36,964
Interest paid	(13,973)	(12,896)

Net cash provided from operating activities	£26,017	£24,068

Investing activities
Interest received	£2,607	£865
Proceeds from disposal of property, plant and equipment	8	10
Purchase of property, plant and equipment	(13,510)	(7,197)
Loans granted to related parties	(43,835)	—
Loan repayments received from related parties	16,114	—

Net cash used in investing activities	£(38,616)	£(6,322)

Financing activities
Repayments of capital elements under finance leases	£(3,876)	£(4,761)

Net cash used in financing activities	£(3,876)	£(4,761)

Net increase (decrease) in cash and cash equivalents	(16,475)	12,985
Cash and cash equivalents at beginning of period	44,847	21,193

Cash and cash equivalents at end of period	£28,372	£34,178

Non cash investing activities:
Capital lease and debt obligations incurred	£2,195	£506

Table 5

Global Crossing (UK) Telecommunications Limited and Subsidiaries

Reconciliation of IFRS EBITDA to Profit (Loss) for the Period (unaudited)

Results below are in pounds sterling in thousands.

	Three months ended		Nine months ended
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
IFRS EBITDA	£14,786	£19,652	£41,956	£47,899
Depreciation and amortization	(6,306)	(6,234)	(18,164)	(16,721)
Finance revenue	335	160	1,523	792
Finance costs	(4,266)	(10,505)	(11,864)	(32,637)
Taxation	(457)	(1,923)	1,643	(1,033)

Profit (loss) for period	£4,092	£1,150	£15,094	£(1,700)

Consistent with the SEC’s Regulation G, the foregoing table provides a reconciliation of EBITDA, which is considered a non-GAAP (Generally Accepted Accounting Principles) financial metric, to profit (loss) for the period, which is the most directly comparable GAAP measure. Management believes that EBITDA is a relevant indicator of operating performance, especially in a capital-intensive industry such as telecommunications. EBITDA is an important aspect of the company’s internal reporting and is also used by the investment community in assessing financial performance. This non-GAAP measure should be used in addition to, but not as a substitute for, the analysis provided in the consolidated statement of operations.

Definition:

IFRS EBITDA consists of profit (loss) for the period before taxation, finance costs, finance revenue and depreciation and amortization expense recorded to cost of sales and administrative expenses.

Table 6

Global Crossing (UK) Telecommunications Limited and Subsidiaries

Reconciliation of Profit (Loss) Under IFRS to U.S. GAAP (unaudited)

Results below are in pounds sterling in thousands.

	Three months ended		Nine months ended
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Profit (loss) reported under IFRS	£4,092	£1,150	£15,094	£(1,700)
Reconciling items:
Push down of Global Crossing’s fresh start accounting:
- Deferred income	(1,141)	(1,143)	(3,423)	(3,355)
Long-term IRU agreements	(87)	274	(261)	(274)
Restructuring costs	(356)	43	(181)	55
Pensions	—	(5)	1	(13)
Dilapidation provisions	34	81	100	244
Share-based compensation	(34)	(55)	(223)	(171)
Income taxes	—	(222)	(2,542)	(951)

Income (loss) under U.S. GAAP	£2,508	£123	£8,565	£(6,165)

Table 7

Global Crossing (UK) Telecommunications Limited and Subsidiaries

Reconciliation of Adjusted Gross Margin to Gross Profit (unaudited)

Results below are in pounds sterling in thousands.

	Three months ended		Nine months ended
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Adjusted Gross Margin	£40,977	£42,672	£121,608	£125,476
Less:
Customer-specific costs	(7,069)	(7,132)	(20,335)	(20,969)
Third-party maintenance	(4,129)	(4,331)	(12,694)	(13,322)
Depreciation & amortization (included within cost of sales)	(5,836)	(5,833)	(16,860)	(15,596)

Gross Profit (IFRS)	£23,943	£25,376	£71,719	£75,589

Consistent with the SEC’s Regulation G, the foregoing table provides a reconciliation of Adjusted Gross Margin, which is considered a non-GAAP financial metric, to Gross Profit, which is the most directly comparable IFRS measure. Adjusted Gross Margin is presented to increase the comparability to the parent company’s financial presentations, which include this metric.

Definitions:

Adjusted gross margin is revenue minus cost of access.

Gross profit is revenue minus cost of access, customer-specific costs, third party maintenance and depreciation and amortization recorded to cost of sales.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Crossing (UK) Telecommunications Limited

By:	/s/ Phil Metcalf
Name:	Phil Metcalf
Title:	Managing Director

Date: December 8, 2006